RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

2 April 2007

07022283

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company dated 30 March 2007, in respect of the Entitlement (Notice of Book Closure) for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

RECEIVED
2007 APR -5 A 8:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229

RECEIVED
2007 APR -5 A 8:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form Version 2.0

Entitlements (Notice of Book Closure)
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*		Main Board/ Second Board Company
*		New Announcement
	Submitting Merchant Bank (if applicable)	: CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: RESORTS WORLD BHD
*	Stock name	: RESORTS WORLD
*	Stock code	: 4715
*	Entitlement date	:13/04/2007
*	Entitlement time	:05:00:00 PM
*	Entitlement subject	:Others
*	Entitlement description	

Share split involving the subdivision of each ordinary share of RM0.50 each into 5 ordinary shares of RM0.10 each ("Split Shares")

Period of interest payment	: to
Financial Year End	:
Share transfer book & register of members will be closed from	: to
	(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Genting Management and Consultancy Services Sdn Bhd
23rd Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur
Tel. No.: 603-2178 2288/603-2333 2266

	Payment date	:
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:13/04/2007
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:03/04/2007
	c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.	
	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	:Ratio
*	Ratio	:5 : 1
	Rights Issues/Offer Price	:

END

Remarks

In accordance with the Listing Requirements of Bursa Malaysia Securities Berhad, the date of listing of and quotation for the Split Shares will be on 16 April 2007, being the market day after the books closing date.

Resorts World Bhd's registrar will issue and despatch notices of allotment to the entitled shareholders by 20 April 2007.